Buenos Aires, October 10th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Event published on June 27th , 28th and 29th; July 2nd , 12th, 13th, 16th, 17th, 19th and 23rd and August 8th, 9th, 10th, 13th, 14th, 15th, 16th, 17th, 21st, 22nd, 23rd, 24th, 27th, 28th, 29th and 30th, September 4th, 14th and 28th and October 4th, 5th and 9th 2018, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on June 22nd, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 64,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
10-10-18	64,000	29.581600	1,893,222	SBS Trading S.A.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations